EXHIBIT 99.3
                                                                    ------------




FINANCIAL STATEMENTS OF

VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Unitholders of
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.):

We have audited the consolidated balance sheets of VERMILION ENERGY TRUST (the "Trust") as at December 31, 2003 and 2002 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On February 11, 2004, we reported separately to the unitholders of the Trust on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles which excluded Note 17 on Differences Between Canadian and United States of America Generally Accepted Accounting Principles.



Calgary, Alberta, Canada               (signed) "Deloitte & Touche LLP"
February 11, 2004                               Registered Chartered Accountants




COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements. As described in Note 7 to the consolidated financial statements of Vermilion Energy Trust (the "Trust") (formerly Vermilion Resources Ltd.), in 2002 the Trust adopted recommendations with respect to determining stock based compensation to conform to new recommendations of Section 3870 of the Canadian Institute of Chartered Accountants. Our report to the unitholders of the Trust dated February 11, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.



Calgary, Alberta, Canada               (signed) "Deloitte & Touche LLP"
February 11, 2004                               Registered Chartered Accountants

VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(THOUSANDS OF CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                             2003         2002
                                                               $            $
                                                          ----------------------

ASSETS
CURRENT
   Cash and cash equivalents                                53,351        32,562
   Accounts receivable                                      39,640        56,582
   Crude oil inventory                                       3,477         3,207
   Prepaid expenses and other                                2,966         4,699
                                                          --------      --------
                                                            99,434        97,050
Reclamation fund (Note 2)                                    1,678            --
Deferred financing costs                                        --           435
Deferred reorganization costs (Note 3)                          --         2,324
Capital assets (Note 5)                                    688,144       711,902
                                                          --------      --------
                                                           789,256       811,711
                                                          ========      ========

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                 79,937        79,817
   Distributions payable to unitholders                     10,065            --
   Income and capital taxes payable                          5,372        10,977
                                                          --------      --------
                                                            95,374        90,794
Long-term debt (Note 6)                                    135,558       193,025
Provision for future site restoration (Note 5)              13,514        11,169
Future income taxes (Note 7)                               152,993       171,094
                                                          --------      --------
                                                           397,439       466,082
                                                          --------      --------

NON-CONTROLLING INTEREST (Note 4(c))                        29,598        21,321
                                                          --------      --------

COMMITMENTS, CONTINGENCIES AND
   GUARANTEES (Notes 14 and 15)

UNITHOLDERS' EQUITY
   Unitholders' capital (Note 8)                           209,379       140,557
   Exchangeable shares (Note 8)                             11,276            --
   Accumulated earnings                                    240,493       183,751
   Accumulated cash distributions                          (98,929)           --
                                                          --------      --------
                                                           362,219       324,308
                                                          --------      --------
                                                           789,256       811,711
                                                          ========      ========
APPROVED BY THE BOARD
(signed) Joseph F. Killi, Director
(signed) Lorenzo Donadeo, Director

VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT FOR UNIT AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------
                                                         2003            2002
                                                          $               $
                                                    ----------------------------

REVENUE
   Petroleum and natural gas revenue                    315,572         287,540
   Royalties (net of ARTC)                               76,002          61,332
                                                    -----------     -----------
                                                        239,570         226,208
                                                    -----------     -----------

EXPENSES
   Production                                            53,493          42,976
   Interest on long-term debt                             9,179           6,286
   General and administrative                            11,931           9,392
   Reorganization costs (Note 3)                         25,628              --
   Foreign exchange loss (gain)                           4,630            (741)
   Depletion and depreciation                            95,398          94,737
                                                    -----------     -----------
                                                        200,259         152,650
                                                    -----------     -----------
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM              39,311          73,558
                                                    -----------     -----------

INCOME TAXES (RECOVERY) (Note 7)
   Future                                               (23,044)         21,121
   Current                                                4,611          10,126
   Capital                                                  761             851
                                                    -----------     -----------
                                                        (17,672)         32,098
                                                    -----------     -----------
OTHER ITEM
   Non-controlling interest (Note 4(c))                     241             138
                                                    -----------     -----------

NET EARNINGS                                             56,742          41,322

ACCUMULATED EARNINGS, BEGINNING OF YEAR                 183,751         142,897

EXCESS OF CONSIDERATION PAID OVER STATED
   VALUE OF SHARES PURCHASED                                 --            (468)
                                                    -----------     -----------

ACCUMULATED EARNINGS, END OF YEAR                       240,493         183,751
                                                    ===========     ===========

NET EARNINGS PER TRUST UNIT (Note 10)
   Basic                                                   0.97            0.74
   Diluted                                                 0.96            0.73
                                                    ===========     ===========

WEIGHTED-AVERAGE TRUST UNITS OUTSTANDING
   Basic                                             58,600,290      55,791,046
   Diluted                                           59,093,044      56,847,150
                                                    ===========     ===========

VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(THOUSANDS OF CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                              2003       2002
                                                                $          $
                                                    ----------------------------

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING
   Net earnings                                              56,742      41,322
   Items not affecting cash and cash equivalents:
     Depletion and depreciation                              95,398      94,737
     Unrealized foreign exchange loss (gain)                  4,398        (666)
     Amortized deferred financing costs                         590         713
     Non-controlling interest                                   241         138
     Trust units issued on cancellation of employee stock
       options (Note 3)                                      16,817          --
     Future income taxes (recovery)                         (23,044)     21,121
                                                           --------    --------
   Cash flow from operations                                151,142     157,365
   Site restoration costs incurred                           (2,034)       (990)
   Changes in non-cash working capital (Note 12)             14,931     (11,730)
                                                           --------    --------
                                                            164,039     144,645
                                                           --------    --------
INVESTING
   Drilling and development of petroleum and natural gas
     properties                                             (80,860)   (113,311)
   Disposition (acquisition) of capital assets                1,294     (23,433)
   Contributions to reclamation fund                         (1,678)         --
   Corporate acquisitions (Notes 4(a) and (b))
     Artemis                                                     --     (21,915)
     Trinidad                                                    --     (65,686)
                                                           --------    --------
                                                            (81,244)   (224,345)
                                                           --------    --------
FINANCING
   Issue of Trust units for cash, net of unit issue costs    80,752          --
   Cash distributions                                       (88,864)         --
   (Decrease) increase in long-term debt                    (57,467)     91,972
   Issue of Trust units pursuant to distribution
     reinvestment plan                                        6,209          --
   Issue of common shares for cash, net of share issue costs  1,201       4,660
   Cash acquired on increased investment in subsidiary          421       8,467
   Increase in deferred financing costs                        (155)       (136)
   Repurchase of common shares for cash (Note 8)                 --        (717)
                                                           --------    --------
                                                            (57,903)    104,246
                                                           --------    --------
Foreign exchange (loss) gain on cash held in foreign
   currencies                                                (4,103)      1,300
                                                           --------    --------

NET CHANGE IN CASH AND
   CASH EQUIVALENTS                                          20,789      25,846

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                         32,562       6,716
                                                           --------    --------

CASH AND CASH EQUIVALENTS,
   END OF YEAR                                               53,351      32,562
                                                           ========    ========

SUPPLEMENTARY INFORMATION - CASH PAYMENTS
   Interest paid                                             10,080       5,647
                                                           ========    ========
   Income taxes paid                                          9,869       7,527
                                                           ========    ========

                                                                               1
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


1.       BASIS OF PRESENTATION

         Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture ("Trust Indenture"). Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of Trust units.

         As a result of the completion of the Plan of Arrangement involving the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd., former holders of common shares of Vermilion Resources Ltd. ("Resources" or the "Company"), received units of the Trust or exchangeable shares of Vermilion Resources Ltd. or a combination thereof, in accordance with the elections made by such holders, and common shares of Clear Energy Inc. ("Clear") (Note 3). The Company became a subsidiary of the Trust. The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

         Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Resources.

2.       SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries on a consolidated basis, all of which are wholly owned, except for Aventura Energy Inc. ("Aventura") (Note 4(c)). Inter-company transactions eliminate upon consolidation.

                                                                               2
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         PETROLEUM AND NATURAL GAS OPERATIONS

         The Trust uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

         The carrying value of the Trust's petroleum and natural gas properties is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs plus unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

         Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust's proportionate interest in such activities.

         The Trust estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices in each country. Total estimated costs are being provided on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the accumulated provision as incurred.

         Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to a barrel of oil.

                                                                               3
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         PETROLEUM AND NATURAL GAS OPERATIONS (CONTINUED)

         The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have a maturity date of not more than 90 days.

         FURNITURE AND EQUIPMENT

         Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

         CRUDE OIL INVENTORIES

         Inventories of crude oil, consisting of production awaiting shipment at the Ambes Shipping Terminal in France, are valued at lower of cost or net realizable value. Cost is determined on a weighted-average basis.

         UNIT RIGHTS INCENTIVE PLAN

         The Trust has a unit-based long-term compensation plan for employees, and directors of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Consideration received by the Trust on exercise of the units' rights is credited to unitholders' capital. See Note 9 for a description of the plan and pro-forma disclosure of the associated compensation cost.

         DEFERRED FINANCING COSTS

         Deferred financing costs associated with obtaining the long-term debt facility were amortized on a straight-line basis over the life of the related debt obligation.

                                                                               4
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         REVENUE RECOGNITION

         Revenues associated with the sale of crude oil, natural gas and liquids are recorded when title passes to the customer.

         FINANCIAL INSTRUMENTS

         The Trust uses financial instruments to hedge its exposure to fluctuations in the prices of oil, natural gas and electricity, foreign exchange rates and interest rates.

         The Trust formally documents its risk management objectives and strategies, including the permitted use of derivative financial instruments. The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for trading purposes. Costs and gains on derivative contracts are recognized in earnings in the same period that the transactions are settled. The fair values of derivative instruments are not recorded in the balance sheet.

         PER UNIT AMOUNTS

         Net earnings per unit are calculated using the weighted-average number of units outstanding during the period, including the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market price during the period.

         FOREIGN CURRENCY TRANSLATION

         Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

         o Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;

         o Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and

                                                                               5
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FOREIGN CURRENCY TRANSLATION (CONTINUED)

         o Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

         Any resulting foreign exchange gains and losses are included in earnings.

         RECLAMATION FUND

         A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. Contributions are currently made on the basis of $0.20 per barrel of oil equivalent of production in Canada and France.

         INCOME TAXES

         The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

         In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

         Income taxes are calculated in the subsidiary companies using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective underlying tax base, using enacted income tax rates in the respective tax jurisdictions. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which a change occurs.

                                                                               6
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         DISTRIBUTIONS

         The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants, making loan repayments and, if applicable, funding future removal and site restoration reserves.

3.       TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF
         ARRANGEMENT

         Under the Plan of Arrangement, the Company transferred to Clear, a portion of the Company's existing lands and exploration assets for common shares of Clear, which were distributed to the shareholders of Resources. As this was a related party transaction, assets and liabilities were transferred at carrying value, as follows:
                                                                      ----------
                                                                          $
                                                                      ----------

         Petroleum and natural gas assets and equipment                   19,509
         Future income tax asset                                           5,461
                                                                      ----------
         Total assets transferred                                         24,970
         Provision for site restoration and abandonment                       89
                                                                      ----------
         Net assets transferred and reduction in share capital            24,881
                                                                      ==========

         Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options under the previous stock option plan of Resources and $8.8 million in advisory and other costs. These costs, including $2.3 million incurred to December 31, 2002, which were recorded as deferred reorganization costs, were recorded as an expense during the year ended December 31, 2003.

                                                                               7
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


4.       BUSINESS ACQUISITIONS AND INVESTMENT

         a) On February 13, 2002, the Company signed a letter of agreement to purchase all of the outstanding shares of Artemis Energy Limited ("Artemis"), a private Canadian oil and gas company, for total cash consideration of $21.9 million. The agreement closed on March 21, 2002, at which time Artemis became a wholly owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:
                                                                        --------
                                                                           $
                                                                        --------
             Allocation of purchase price:
               Capital assets                                            42,865
               Current assets                                             2,039
               Current liabilities                                       (6,511)
               Future income taxes                                      (11,195)
               Long-term debt                                            (4,600)
               Site restoration                                            (683)
                                                                        --------

             Cash consideration                                          21,915
                                                                        ========

         b) On June 21, 2002, the Company signed an agreement with a third party to purchase a 40% participating interest in and operatorship of the Central Block onshore Trinidad. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% participating interest in the Central Block. The acquisition was accounted for using the purchase method of accounting as follows:
                                                                         -------
                                                                            $
                                                                         -------
             Allocation of purchase price:
               Capital assets                                            75,581
               Current assets                                               465
               Current liabilities                                       (1,127)
               Future income taxes                                       (9,233)
                                                                         -------

             Cash consideration                                          65,686
                                                                         =======

         c) On May 22, 2002, the Company exercised all of its warrants and options in Aventura including Purchase Warrants (19.6 million warrants at $0.25 per warrant); Finance Options (2.1 million options at $0.18 per option); and Finance Warrants (2.1 million warrants at $0.25 per warrant) in exchange for 23.8 million common shares of Aventura at a cost of $5.8 million. This increased the Trust's ownership position to 46.8%.

                                                                               8
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


4.       BUSINESS ACQUISITIONS AND INVESTMENT (CONTINUED)

              On October 17, 2002, the Company purchased 20 million common shares of Aventura through a private placement at a price of $0.30 per share for an aggregate cost of $6 million.

              At December 31, 2002, the Company's ownership position represented 47.4% of the common shares of Aventura.

              On January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad (Note 4(b)) to Aventura for consideration of 212.1 million common shares. As this was a related-party and non-monetary transaction, assets and liabilities were transferred at carrying value. The sale increased the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale.

5.       CAPITAL ASSETS
                                           -------------------------------------
                                                           2003
                                           -------------------------------------
                                                        ACCUMULATED
                                                        DEPLETION,
                                                       DEPRECIATION
                                                            AND        NET BOOK
                                            COST       AMORTIZATION     VALUE
                                             $               $            $
                                           -------------------------------------

        Petroleum and natural gas
           properties and equipment         977,926         292,427    685,499
        Furniture and equipment               6,151           3,506      2,645
                                           -------------------------------------
                                            984,077         295,933    688,144
                                           =====================================

                                                                               9
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


5.       CAPITAL ASSETS (CONTINUED)
                                           -------------------------------------
                                                           2003
                                           -------------------------------------
                                                        ACCUMULATED
                                                        DEPLETION,
                                                       DEPRECIATION
                                                            AND        NET BOOK
                                            COST       AMORTIZATION     VALUE
                                             $               $            $
                                           -------------------------------------

        Petroleum and natural gas
           properties and equipment         924,087         214,194    709,893
        Furniture and equipment               4,787           2,778      2,009
                                           -------------------------------------
                                            928,874         216,972    711,902
                                           =====================================

         As at December 31, 2003, costs of $19.7 million (2002 - $29.0 million) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Trust capitalized $2.1 million (2002 - $3.2 million) of overhead costs related to exploration and development activities.

         The provision for future site restoration costs is recorded in the consolidated statements of earnings as a component of depletion and depreciation and on the consolidated balance sheets as a long-term liability. At December 31, 2003, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $58.1 million (2002 - $36.9 million).

6.       LONG-TERM DEBT

         As at December 31, 2003, the Trust had a credit facility consisting of a revolving term loan of $220 million and an operating facility of $20 million. The revolving period under the term loan is expected to expire on June 30, 2004. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. The average interest rate for borrowing in 2003 was 4.5%. Security for amounts outstanding is provided by, among other things, floating-charge oil and gas debentures over all of the present and after-acquired assets of the Company. In addition, a subsidiary of the Trust, Vermilion REP S.A., as guarantor of the Trust's loan, has provided security over its assets in France.

                                                                              10
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


7.       FUTURE INCOME TAXES

         The components of the future income tax liability at December 31, 2003 and 2002 are as follows:
                                                          ----------------------
                                                              2003       2002
                                                                $          $
                                                          ----------------------

        Capital assets                                       158,155    175,861
        Provision for future site restoration                 (4,804)    (4,679)
        Share issue costs                                       (358)       (88)
                                                          ----------------------
                                                             152,993    171,094
                                                          ======================

         The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 40.75% (2002 - 42.2%), as follows:
                                                          ----------------------
                                                              2003       2002
                                                                $          $
                                                          ----------------------

        Earnings before income taxes                          39,311     73,558

        Canadian corporate tax rate                           40.75%     42.2%
                                                          ----------------------

        Expected tax expense                                  16,019     31,041

        (Decrease) increase in taxes resulting from:
           Income attributable to the unitholders            (33,059)         -
           Non-deductible Crown payments                      19,408     18,211
           Resource allowance                                (11,542)   (17,511)
           Alberta Royalty Tax Credit                           (325)       128
           Foreign tax rate differentials *                   (1,212)    (6,558)
           Statutory rate changes                            (13,488)    (2,840)
           Capital taxes                                         761        851
           Option conversion                                   6,853          -
           Other                                                (205)       814
           Foreign exchange                                     (882)     7,962
                                                          ----------------------
                                                          ----------------------

        (Recovery of) provision for income taxes             (17,672)    32,098
                                                          ======================

         *The corporate tax rate in France is 35.4%, and for these purposes, Trinidad is not significant.

                                                                              11
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


7.       FUTURE INCOME TAXES (CONTINUED)

         At December 31, 2003, the Trust had approximately $226.2 million (2002
         - $289.5 million) of tax deductions for Canadian income tax purposes, approximately $69.7 million (2002 - $74.3 million) of tax deductions for French income tax purposes and approximately $31.1 million (2002 - $29.0 million) of deductions for income tax purposes in Trinidad.

         During the year ended December 31, 2003, reductions in Canadian corporate income tax rates were substantially enacted. The enacted rates are to be phased in over five years starting in 2003. As a result, the Trust's future income tax rate decreased to approximately 36% compared with 42% in prior periods. The future income taxes recovery includes the impact of this rate reduction and the tax rate changes in France on future income taxes.

8.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

         Pursuant to the Plan of Arrangement, 51.5 million units of the Trust and 6.0 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one-for-one basis.

         The exchangeable shares are convertible into Trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust units. Cash distributions are not paid on the exchangeable shares. During the period, 1.2 million exchangeable shares were converted into 1.2 million Trust units based on the exchange ratio at the time of conversion. At December 31, 2003, the exchange ratio was
         1.13151 Trust units per exchangeable share. On the 10th anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for Trust units on the basis of an exchange ratio as at the last business day prior to the redemption date.

         The Trust established a Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for unitholders to reinvest cash distributions into additional Trust units issued from treasury. In 2003, the Trust issued 0.5 million units for proceeds of $6.2 million.

                                                                              12
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


8.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

                                                                    ---------------------------
                                                                      NUMBER OF     AMOUNT
                                                                       SHARES          $
                                                                    ---------------------------
        COMMON SHARES OF VERMILION RESOURCES LTD.
           Balance as at December 31, 2001                              55,014,302    136,146
           Stock options exercised for cash                                943,616      4,660
           Shares acquired under normal course issuer bids                 (91,000)      (249)
                                                                    ---------------------------

           Balance as at December 31, 2002                              55,866,918    140,557
           Issued upon exercise of stock options                           267,100      1,201
                                                                    ---------------------------

           Balance, January 21, 2003, prior to Plan of Arrangement      56,134,018    141,758
           Trust units issued on cancellation of employee
             stock options (Note 3)                                      1,346,449     16,817
           Transfer of net assets to Clear Energy Inc. (Note 3)                 --    (24,881)
           Trust units issued                                          (51,480,467)  (119,739)
           Exchangeable shares issued                                   (6,000,000)   (13,955)
                                                                    ---------------------------
           Balance as at December 31, 2003                                      --         --
                                                                    ===========================



                                                                    ---------------------------
                                                                      NUMBER OF     AMOUNT
                                                                        UNITS          $
                                                                    ---------------------------
        TRUST UNITS
           Unlimited number of Trust units authorized to be issued

           Issued pursuant to Plan of Arrangement January 22, 2003      51,480,467    119,739
           Distribution reinvestment plan                                  457,905      6,209
           Issued on conversion of exchangeable shares                   1,218,920      2,679
           Trust units issued for cash                                   6,050,000     85,305
           Unit issue costs                                                      -     (4,565)
           Unit options exercised for cash                                   1,300         12
                                                                    ---------------------------
           Balance as at December 31, 2003                              59,208,592    209,379
                                                                    ===========================

                                                                              13
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


8.       CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

                                                                    -------------------------
                                                                     NUMBER OF      AMOUNT
                                                                      SHARES           $
                                                                    -------------------------
        EXCHANGEABLE SHARES
           Issued pursuant to Plan of Arrangement January 22, 2003     6,000,000     13,955
           Exchanged for Trust units                                  (1,151,971)    (2,679)
                                                                    -------------------------
                                                                    -------------------------
           Balance as at December 31, 2003(1)                          4,848,029     11,276
                                                                    =========================

         (1) Exercisable into 5.5 million Trust units at the December 31, 2003 exchange ratio of 1.13151.

         Pursuant to the Plan of Arrangement, shareholders of the Company received one unit or one exchangeable share in the Trust for each common share held. In addition, Resources shareholders received one share in Clear, a separate publicly listed oil and gas company, for each three common shares held (Note 3).

9.       COMPENSATION PLANS

         The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire Trust units to directors, officers, and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of Trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding Trust units of the Trust. Unit right exercise prices are equal to the market price for the Trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date.

                                                                              14
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


9.       COMPENSATION PLANS (CONTINUED)

         The following table summarizes information about the Trust's unit rights:

                                                                       -------------------------
                                                                                YEAR ENDED
                                                                             DECEMBER 31, 2003
                                                                       -------------------------
                                                                                       WEIGHTED
                                                                                        AVERAGE
                                                                        NUMBER OF      EXERCISE
                                                                       UNIT RIGHTS       PRICE
                                                                                           $
                                                                       -------------------------
        Year Ended December 31, 2003
        Opening balance                                                         --          --
        Granted                                                          4,825,300       11.58
        Cancelled                                                         (282,300)      11.45
                                                                       -------------
                                                                       -------------
        Closing balance                                                  4,543,000       11.59
                                                                       =============

         A summary of the plan as at December 31, 2003 is as follows:

        ---------------------------------------------------------------------------------------
               RANGE OF                           NUMBER OF        REMAINING       NUMBER OF
          EXERCISE PRICE AT      ADJUSTED           RIGHTS        CONTRACTUAL        RIGHTS
              GRANT DATE      EXERCISE PRICE     OUTSTANDING     LIFE OF RIGHT    EXERCISABLE
                  $                  $                              (YEARS)
        ---------------------------------------------------------------------------------------
            11.45 - 14.77      9.75 - 14.51       4,543,000        4.1 - 4.9          --

         In 2002, the Company had a stock option plan under which the Board of Directors granted stock options to directors, officers and employees for the purchase of common shares of the predecessor entity. As a result of the Plan of Arrangement, this stock option plan was terminated (Note 3).

                                                                              15
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


9.       COMPENSATION PLANS (CONTINUED)

         The following table summarizes information about the Company's previous stock option plan:

                                                 ------------------------------------------------
                                                         YEAR ENDED              YEAR ENDED
                                                        DECEMBER 31,            DECEMBER 31,
                                                           2003                    2002
                                                 ------------------------------------------------
                                                               WEIGHTED                 WEIGHTED
                                                               AVERAGE                  AVERAGE
                                                  NUMBER OF    EXERCISE    NUMBER OF    EXERCISE
                                                   OPTIONS      PRICE       OPTIONS      PRICE
                                                                  $                        $
                                                 ------------------------------------------------
        Balance, beginning of year                  4,112,369    7.97       3,378,685     6.07
           Granted                                         --      --       1,826,500     9.86
           Exercised                                 (267,100)   4.49        (943,616)    4.94
           Cancelled                               (3,845,269)   8.12        (149,200)    7.29
                                                 -------------            ------------

        Balance, end of year                               --      --       4,112,369     7.97
                                                 =============            ============
        Exercisable, end of year                           --      --       1,171,783     5.27
                                                 =============            ============

         Aventura, a publicly traded company and one of the Trust's subsidiaries, has a stock-based compensation plan under which officers, directors, consultants and employees are eligible to receive stock options. On December 31, 2003, 4.5 million (2002 - 2.3 million) stock options, equal to 10% of the issued common shares, were available for issuance under the plan. Options granted under the plan prior to February 23, 2001, have a term of five years and vest one-third on issue and the remaining two-thirds on the first and second anniversary date of the initial grant. Options issued subsequent to February 23, 2001, vest one-third in the year following issue and one-third each year thereafter and are fully vested at the end of the third year. The exercise price of each option equals the market price of Aventura's common shares on the date of grant. On December 31, 2003, 2.7 million options (2002 - 1.3 million) were outstanding under the plan.

                                                                              16
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


9.       COMPENSATION PLANS (CONTINUED)

         A summary of Aventura's stock option plan as of December 31, 2003, and 2002 and changes during the year ended December 31, 2003 and 2002 are as follows:

                                              --------------------------------------------------------------------
                                                             2003                                 2002
                                              --------------------------------------------------------------------
                                                                     WEIGHTED                            WEIGHTED
                                                                     AVERAGE                             AVERAGE
                                                  NUMBER OF          EXERCISE         NUMBER OF          EXERCISE
                                                   OPTIONS            PRICE            OPTIONS            PRICE
                                                                        $                                   $
                                              --------------------------------------------------------------------
        Outstanding, beginning of year             1,295,000           2.92             1,127,000          2.81
           Granted                                 1,776,000           3.99               425,000          3.20
           Exercised                                (230,000)          1.83              (151,333)         1.01
           Cancelled                                (175,000)          4.97              (105,667)         5.67
                                              ------------------                   -----------------

        Outstanding, end of year                   2,666,000           3.59             1,295,000          2.92
                                              ==================                   =================
        Exercisable, end of year                     965,000           2.89               635,000          1.86
                                              ==================                   =================

        ----------------------------------------------------------------------------------------------------------
                                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                              --------------------------------------------------------------------
                                                 AVERAGE           WEIGHTED                              WEIGHTED
             RANGE OF                           REMAINING           AVERAGE                              AVERAGE
             EXERCISE             NUMBER         LIFE IN           EXERCISE            NUMBER            EXERCISE
              PRICES           OUTSTANDING        YEARS              PRICE           EXERCISABLE          PRICE
                 $                                                     $                                    $
        ----------------------------------------------------------------------------------------------------------
          1.00                      380,000        0.5               1.00                380,000           1.00
          3.20 - 3.65               445,000        3.7               3.28                370,000           3.20
          4.00 - 4.05             1,626,000        4.1               4.01                     --             --
          5.70                      215,000        2.5               5.70                215,000           5.70
                             -----------------                                    ------------------
                                  2,666,000                                              965,000
                             =================                                    ==================

                                                                              17
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


9.       COMPENSATION PLANS (CONTINUED)

         COMPENSATION COST

         The Trust and Aventura account for their unit rights incentive and stock option plans using the intrinsic value of the unit rights and stock option. Using intrinsic values, compensation costs are not recognized in the consolidated financial statements for unit or stock option rights granted to employees and directors when issued at prevailing market prices.

         The fair value of the unit rights cannot be determined because of the nature of the reducing exercise price feature. Pro-forma compensation cost has been determined using the excess of the unit price as at the date of the consolidated financial statements over the exercise price for unit rights issued since January 22, 2003, and outstanding as at the date of the consolidated financial statements.

         The fair value of each option granted under the Aventura stock option plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants: risk-free interest rate of 3.7%, expected lives of 5 years, expected volatility of 89, and no dividends paid.

         The fair value of the options granted under the previous stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants: risk-free interest rate of 4.5%, expected lives of 5 years, and expected volatility of 50%.

         If compensation costs had been recorded on the foregoing bases for the year ended December 31, 2003, pro-forma net earnings would be reduced by $10.1 million, of which $8.3 million relates to the compensation costs with respect to the Trust's unit rights incentive plan (2002 - $2.3 million related to the previous stock option plan) and $1.8 million with respect to the stock compensation costs related to the 72% interest in Aventura (2002 - $0.09 million). The pro-forma effect on net earnings per unit for the year ended December 31, 2003, would be a decrease of $0.17 per unit (2002 - $0.04) and a decrease of $0.17 per unit on a diluted basis (2002 - $0.04).

                                                                              18
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


10.      PER UNIT AMOUNTS

         The following table shows the effect of dilutive securities on the weighted average Trust units outstanding:

                                                                       ------------------
                                                                           2003     2002
                                                                       ------------------
      Basic
         Earnings per unit                                              $  0.97   $  0.74
         Weighted-average number of units outstanding (thousands)        58,600    55,791
      Diluted
         Earnings per unit                                              $  0.96   $  0.73
         Weighted-average number of units outstanding (thousands)        59,093    56,847

         The number of units used to calculate diluted earnings per unit for the year ended December 31, 2003, of 59.1 million (2002 - 56.8 million) included the weighted-average number of units outstanding of 58.6 million (which includes outstanding exchangeable shares as if they were converted at the period-end exchange ratio) (2002 - 55.8 million) plus
         0.5 million (2002 - 1.1 million) units related to the dilutive effect of unit rights.

         Diluted net earnings per unit discussed above did not include 138,300 (2002 - 324,282) of unit rights that would be anti-dilutive, both on a weighted-average basis, because the respective exercise prices exceeded the average market price of the units.

11.      FINANCIAL INSTRUMENTS

         RISK MANAGEMENT ACTIVITIES

         The nature of the Trust's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Trust monitors and when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

                                                                              19
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


11.      FINANCIAL INSTRUMENTS (CONTINUED)

         RISK MANAGEMENT ACTIVITIES (CONTINUED)

          The Trust uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2003, the Trust had entered into U.S.-dollar oil swaps with financial institutions to hedge approximately 1.6 million barrels (approximately 4,500 barrels per day) in 2004. The hedge prices average US$24.39 West Texas Intermediate ("WTI") equivalent and mature during calendar year 2004. In 2005, the Trust has entered into U.S.-dollar oil swaps with financial institutions to hedge approximately 1.1 million barrels (approximately 3,000 barrels per day). The hedge prices average US$24.83 WTI equivalent and mature during calendar year 2005. At December 31, 2003, the fair value of the oil swaps represent a loss of approximately Cdn$17.4 million (using an average exchange rate of 0.77 in 2004 and 0.76 in 2005). The Trust does not obtain collateral or other security to support its oil swap agreements as the majority of the hedges are with the banking syndicate. However, any swap agreement executed with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

         As well, the Trust uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2003, the Trust had entered into physical gas contracts at pre-determined prices to sell approximately
         12.1 mmcf per day at an average floor of Cdn$5.34 per mcf and cap of Cdn$8.18 per MCF in 2004. At December 31, 2003, the fair value of the gas contracts represents a loss of approximately Cdn$0.1 million. The Trust does not obtain collateral or other security to support its natural gas agreements other than parental guarantees from parent companies of certain counterparties as the majority of the hedges are with the banking syndicate.

         The Trust has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2003, the Trust had entered into an agreement with an energy company to fix the price of approximately 2.5 mega watts ("MW") per hour at $48 per MW hour in 2004 and 2.5 MW per hour at $45.75 per MW hour in 2005 (60% of current estimated electrical needs for Canadian production). At December 31, 2003, the fair value of the agreement was a gain of $0.1 million.

         The Trust has also put in place Canadian/U.S. dollar currency conversion hedges covering the majority of its oil hedge position for 2003 at approximately US$0.71 per Canadian dollar. At December 31, 2003, the fair value of the hedges was a gain of $2.9 million.

                                                                              20
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


11.      FINANCIAL INSTRUMENTS (CONTINUED)

         FAIR VALUES

         The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2003 and 2002 as a result of the short-term nature of these instruments and, in the case of long-term debt, having variable interest rates which approximate market value.

12.      CASH FLOW INFORMATION

         The following amounts represent the changes in non-cash working capital per balance sheet accounts:
                                                          ----------------------
                                                              2003        2002
                                                               $           $
                                                          ----------------------

        Accounts receivable                                 16,942     (10,620)
        Crude oil inventory                                   (270)       (614)
        Prepaid expenses and other                           1,733         598
        Accounts payable and accrued liabilities            (3,159)       (460)
        Foreign exchange                                      (315)       (634)
                                                          ----------------------
        Changes in non-cash working capital                 14,931     (11,730)
                                                          ======================

                                                                              21
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


13.      SEGMENTED INFORMATION

         The Trust has operations principally in Canada and France. Aventura (see Note 4(c)) has net assets in Trinidad and Canada. The Trust's entire operating activities are related to exploration, development and production of petroleum and natural gas.

                                                         ----------------------
                                                            2003         2002
                                                             $            $
                                                         ----------------------
        Petroleum and natural gas revenue
           Canada                                         230,357      208,103
           France                                          73,016       79,036
           Trinidad                                        12,199          401
                                                         ----------------------
                                                          315,572      287,540
                                                         ----------------------
        Net earnings
           Canada                                          48,961       24,711
           France                                           6,816       16,270
           Trinidad                                           965          341
                                                         ----------------------
                                                           56,742       41,322
                                                         ----------------------


                                                         ----------------------
                                                            2003         2002
                                                             $            $
                                                         ----------------------
        Cash flow from operations
           Canada                                         102,574      101,759
           France                                          41,835       55,250
           Trinidad                                         6,733          356
                                                         ----------------------
                                                          151,142      157,365
                                                         ----------------------
        Capital expenditures
           Canada                                          33,511      134,336
           France                                          30,469       25,092
           Trinidad                                        15,586       74,651
                                                         ----------------------
                                                           79,566      234,079
                                                         ----------------------
        Total assets
           Canada                                         441,071      497,512
           France                                         236,426      199,385
           Trinidad                                       111,759      114,814
                                                         ----------------------
                                                          789,256      811,711
                                                         ======================

                                                                              22
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


14.      COMMITMENTS AND CONTINGENCIES

         On September 25, 2001, a tax assessment notice was received from the Direction Generale des Impots regarding the wholly owned subsidiary in France, Vermilion REP S.A. The notice advised that the Trust is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $4.5 million Euro (approximately Cdn$7.5 million) including interest charges for late filing. The Trust disagrees with the tax authority's position and is challenging the assessment. The Trust cannot determine the likelihood that it will be required to pay the registration fee and, as such, no amount has been accrued for in the consolidated financial statements at December 31, 2003.

15.      GUARANTEES

         In the normal course of operations, the Trust executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

         These indemnification and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities, or as a result of litigation that may be suffered by the counterparties.

         Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

16.      COMPARATIVE FIGURES

         Certain of the prior period numbers have been reclassified to conform with the current period presentation.

                                                                              23
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which in most respects, conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences, as they apply to the Trust, are as follows:

                                                                              24
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated statement of earnings in accordance with U.S. GAAP is as follows:

                                                                  --------------------------------------
                                                                                  2003           2002
                                                                  Notes             $              $
                                                                            ----------------------------
        NET EARNINGS - CANADIAN GAAP                                              56,742         41,322
        Depreciation and depletion                                1,3,4           (1,589)        (2,881)
        Gain (loss) on derivative instruments                     2                3,264        (36,882)
        Deferred income taxes                                     1                 (927)        (1,063)
        Accretion of asset retirement obligation                  3               (1,135)            --
        Unit rights incentive plan                                6               (8,300)            --
        Deferred income taxes                                     2,4             (1,330)        15,564
                                                                            ----------------------------
        NET EARNINGS BEFORE CUMULATIVE EFFECT OF
           CHANGE IN ACCOUNTING POLICY (NET OF TAX)
           FOR U.S. GAAP                                                          46,725         16,060
        Cumulative effect of adoption of Asset
        Retirement Obligation (net of tax)                        3                2,996             --
                                                                            ----------------------------
        NET EARNINGS - U.S. GAAP                                                  49,721         16,060
                                                                            ----------------------------

        Earnings per Trust Unit for U.S. GAAP
           (before cumulative effect of change in
           accounting principle)
             Basic                                                                  0.76           0.29
             Diluted                                                                0.75           0.28

        Net earnings per Trust Unit for U.S. GAAP
             Basic                                                                  0.85           0.29
             Diluted                                                                0.84           0.28

        Weighted Average Trust Units Outstanding
             Basic                                                            58,600,290     55,791,046
             Diluted                                                          59,093,044     56,847,150

        Comprehensive income for U.S. GAAP is equal to net earnings.

                                                                              25
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated balance sheet in accordance with U.S. GAAP is as follows:

                                                          --------------------------------------------------
                                                                    2003                     2002
                                                          --------------------------------------------------
                                                             CDN           US          CDN          US
        Years ended December 31                             GAAP          GAAP         GAAP        GAAP
                                             Notes            $            $            $            $
                                                          --------------------------------------------------
        CURRENT ASSETS
        Cash and cash equivalents                           53,351        53,351       32,562       32,562
        Accounts receivable                                 39,640        39,640       56,582       56,582
        Crude oil inventory                                  3,477         3,477        3,207        3,207
        Prepaid expenses and other                           2,966         2,966        4,699        4,699

        Other non-current assets                             1,678         1,678        2,759        2,759
        Property, plant and equipment        1,3,4         688,144       711,605      711,902      730,847
                                                          --------------------------------------------------
                                                           789,256       812,717      811,711      830,656
                                                          ==================================================

        CURRENT LIABILITIES
        Accounts payable and
            accrued liabilities                             79,937        79,937       79,817       79,817
        Distributions payable to
            unitholders                                     10,065        10,065           --           --
        Fair value of derivative
            instruments                      2                  --        14,500           --       17,764
        Income and capital taxes
            payable                                          5,372         5,372       10,977       10,977
                                                          --------------------------------------------------
                                                            95,374       109,874       90,794      108,558
        Long-term debt                                     135,558       135,558      193,025      193,025
        Provision for future site
            restoration                      3              13,514        15,586       11,169       11,169
        Future income taxes                  1,2,3,4,5     152,993       176,961      171,094      190,633

        Non-controlling interest                            29,598        29,598       21,321       21,321

        UNIT HOLDERS' EQUITY
        Unit holders' capital                4,5           209,379       208,467      140,557      139,645
        Contributed surplus                  6                  --        25,260           --           --
        Deferred compensation expense        6                  --       (16,960)          --           --
        Exchangeable shares                                 11,276        11,276           --           --
        Accumulated earnings                 1,2,3,4,5,6   240,493       216,026      183,751      166,305
        Accumulated cash distributions                     (98,929)      (98,929)          --           --
                                                          --------------------------------------------------
                                                           362,219       345,140      324,308      305,950
                                                          --------------------------------------------------
                                                           789,256       812,717      811,711      830,656
                                                          --------------------------------------------------

                                                                              26
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         There were no differences in the cash provided by (used in) operating, investing and financing activities in the consolidated statement of cash flows under U.S. GAAP.

         1) INCOME TAX AND RELATED DEPRECIATION AND DEPLETION - In 2000, the Trust adopted the liability method to account for income taxes for Canadian GAAP. The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, in accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA") the effect of the adoption under Canadian GAAP resulted in a change to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted in the Canadian GAAP retained earnings adjustment would have been reflected in capital assets. As a result of the implementation method, depreciation and depletion and amortization expense will differ between U.S. and Canadian GAAP in subsequent years.

         The adjustment related to the U.S. GAAP difference described above is as follows:

                                                          ---------------------
                                                             2003       2002
                                                              $           $
                                                          ---------------------

        Depreciation and depletion                          2,276      2,519
        Deferred income tax expense                           927      1,063
        Property, plant and equipment                      (2,276)    16,415
        Deferred tax liability                               (927)   (13,027)
        Deferred tax liability                                 --     (4,436)

         2) DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS - The Trust has designated, for Canadian GAAP purposes, its derivative instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transactions. The fair values of the contracts deemed to be hedges are not reflected in the consolidated financial statements under Canadian GAAP.

                                                                              27
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as modified by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that change in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspects of the hedge. Those methods must be consistent with the entity's approach to managing risk. The criteria to apply hedge accounting under U.S. GAAP are more restrictive than under Canadian GAAP for the years in question.

         Management has not designated any of the held derivative instruments as hedges for U.S. GAAP purposes and accordingly these derivative instruments have been recognized on the consolidated balance sheet at fair value with the change in their fair value recognized in earnings.

                                                           ---------------------
                                                               2003        2002
                                                                $           $
                                                           ---------------------

        (Gain) loss on derivative instruments                (3,264)     36,882
        Deferred income tax expense                           1,330     (15,564)
        Deferred income tax liability                        (1,330)      7,496

         3) ASSET RETIREMENT OBLIGATIONS ("ARO") - Effective January 1, 2003, for U.S. GAAP purposes, the Trust adopted SFAS No. 143 "Accounting for Asset Retirement Obligations" which changes the method of accounting for costs associated with the retirement of long-lived assets which an entity is legally obligated to incur. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until the expected settlement of the retirement obligation.

         For U.S. GAAP, adoption of this accounting standard resulted in an increase in net earnings for the cumulative effect of the change of $2,996 (net of deferred income taxes of $2,172). In addition, the Trust recognized an incremental depreciation and depletion expense of $1,232 and the Trust recognized accretion of the asset retirement obligation of $1,135.

                                                                              28
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The majority of the Trust's ARO relate to the abandoning of oil and gas wells in Canada, France and Trinidad. During 2003, the Trust's asset retirement obligation changed as follows:

                                                                   ------------
                                                                        $
                                                                   ------------

        ARO liability at January 1, 2003                              14,185
        Liabilities incurred during the year                           2,300
        Liabilities settled during the year                           (2,034)
        Accretion expense                                              1,135
                                                                   ------------
        ARO liability at December 31, 2003                            15,586
                                                                   ============

         Effective January 1, 2004, the Trust must adopt new Canadian accounting standards for accounting for asset retirement obligations which are expected to eliminate this difference in future years.

         The adjustment related to the U.S. GAAP difference described above is as follows:

                                                           ---------------------
                                                               2003       2002
                                                                $           $
                                                           ---------------------

        Depreciation and depletion                           (1,114)        --
        Accretion                                            (1,135)        --
        Deferred income tax expense                           2,172         --
        ARO liability                                         5,168         --
        Capital asset                                         7,219         --
        Deferred income tax liability                        (2,172)        --

         The total future asset retirement obligation was esti management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $15,586 as at December 31, 2004 based on a total future liability of $85,874. These payments are expected to be made over the next 50 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the assets retirement obligation.

                                                                              29
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         4) BUSINESS COMBINATIONS EFFECTED BY ISSUANCE OF SHARES - For both Canadian and U.S. GAAP, the quoted market price of the shares issued in a business combination is used to estimate the fair value of the acquired enterprise after recognizing possible effects of price fluctuations, quantities traded, issue costs, and similar items. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination are agreed to and announced. Prior to the implementation SFAS 141, business combination under U.S. GAAP, the period of time determined to be reasonable for assessing the market value of the shares, is considered to be two days before and two days after the date of announcement. The resulting change in the carrying value of the acquired assets as prescribed under U.S. GAAP resulted in changes to the related depreciation and depletion expense in the current and prior years.

         The adjustment related to the U.S. GAAP difference described above is as follows:

                                                          ----------------------
                                                             2003        2002
                                                              $            $
                                                          ----------------------

        Depreciation and depletion                           427           362
        Property, plant and equipment                       (427)        2,530
        Deferred income tax liability                         --        (1,610)
        Unit Holders' capital                                 --        (1,999)

         5) FLOW-THROUGH SHARES - Canadian GAAP requires that any cost of deferred income taxes arising when an entity renounces the deductibility of expenditures to an investor in flow through shares should be accounted for as a cost of issuing the shares resulting in a reduction of share capital. Under U.S. GAAP, the proceeds from the issuance of flow through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. The difference between the amount of the deferred tax liability and the liability recognized on issuance is recorded as deferred income tax expense.

                                                                              30
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The adjustment related to the U.S. GAAP difference described above is as follows:

                                                           ---------------------
                                                             2003        2002
                                                              $            $
                                                           ---------------------

        Deferred income tax liability                           --      (7,962)
        Unit holders' capital                                   --       2,911
        Retained earnings                                       --       5,051

         6) UNIT RIGHTS INCENTIVE PLAN - For Canadian GAAP purposes, compensation expense for rights granted under the Unit Rights Incentive Plan was measured based on the intrinsic value of the award at the grant date. For the years ended December 31, 2003 and December 31, 2002, pro forma disclosures are included in the notes to the consolidated financial statements of the impact on net earnings and net earnings per trust unit had the Trust accounted for compensation expense based on the fair value of unit rights and stock options granted during 2003 and 2002. Only employees are eligible to receive options granted under this plan.

         For U.S. GAAP purposes, the Unit Rights Incentive Plan is a variable compensation plan as the exercise price of the unit rights is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price of the trust units over the adjusted exercise price of the unit rights at each financial reporting date and is deferred and recognized in earnings over the vesting period of the unit rights. After the unit rights have vested, compensation expense is recognized in earnings in the period in which a change in the market price of the Trust units or the exercise price of the unit rights occurs.

         7) CEILING TEST - The Canadian GAAP ceiling test is comparable to the Securities and Exchange Commission ("SEC") method using constant price, costs and tax legislation except that the SEC requires the resulting amounts to be discounted at 10%. In addition, the SEC does not require the inclusion of any general and administrative or interest expenses in the calculation. No differences resulted from the application of the U.S. GAAP ceiling test.

         8) CASH FLOW - The Trust presents cash flow from operations before changes in non-cash working capital as a subtotal in the consolidated statement of cash flows. This line item would not be presented in a cash flow statement prepared in accordance with U.S. GAAP. This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

                                                                              31
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         9)       RECENT U.S. ACCOUNTING STANDARDS

                  a)       VARIABLE INTEREST ENTITIES

                  In 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 provides criteria for identifying variable interest entities ("VIE's") and further criteria for determining what entity, if any, should consolidate them. In general, VIE's are entities that either do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the equity to support its activities. In December 2003, the FASB issued FIN 46R to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46 is effective to the Trust beginning January 1, 2004. The Trust does not expect there to be any material impact on its U.S. GAAP consolidated financial statements when FIN 46R is adopted.

                  b) ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

                  In 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150") which became effective for financial instruments entered into or modified after May 1, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. FAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The new standard represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives frequently used in connection with share repurchase programs. The adoption of SFAS 150 did not have a material impact on the Trust's financial position, results of operations or cash flows.

                                                                              32
VERMILION ENERGY TRUST
(FORMERLY VERMILION RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT FOR UNITS AND PER UNIT AMOUNTS)
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         9)       RECENT U.S. ACCOUNTING STANDARDS (CONTINUED)

                  c)       REVENUE RECOGNITION

                  In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB 104"), which codifies accounting guidance contained in Staff Accounting Bulletin No. 101 related to multiple element revenue arrangements. The changes noted in SAB 104 did not have a material impact on the Trust's financial position, results of operations or cash flows.